14 March 2013

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through J.P. Morgan Securities plc) 277,000 Reed Elsevier PLC ordinary shares at a price of 747.5774p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 67,184,914 ordinary shares in treasury, and has 1,194,214,409 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier PLC has purchased 9,700,000 shares.

Reed Elsevier NV announces that today, it purchased (through J.P. Morgan Securities plc) 150,000 Reed Elsevier NV ordinary shares at a price of €12.3379 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 42,191,106 ordinary shares in treasury, and has 685,626,563 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier NV has purchased 5,578,019 shares.